UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No.   )

1.	Name of the Registrant: Aurinia Pharmaceuticals Inc.
2.	Name of Person Relying on Exemption: MKT Capital Ltd.
3.	Address of Person Relying on Exemption: c/o Ogier Fiduciary Service (Cayman) Limited 89 Nexus Way, Camana Bay Grand Cayman, Cayman Islands KY1-9007
4.	Written Materials. The following written material is attached: Press Release, dated July 6, 2023

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Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. MKT Capital Ltd. is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by MKT Capital Ltd. and its affiliates.

PLEASE NOTE: MKT Capital Ltd. is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

MKT Capital Pleased with Aurinia’s Commencement of a Strategic Review Process

Believes Company is Ideally Positioned to Achieve a Value-Maximizing Sale

Encouraged that Company Embraced Feedback Delivered by MKT Capital and Other Shareholders

Urges Company to Replace Resigning Board Members with Shareholder-Designated Directors Equipped to Support a Comprehensive Review Process

CAYMAN ISLANDS--(BUSINESS WIRE)-- MKT Capital Ltd. (together with its affiliates, “MKT Capital” or “we”), the beneficial owner of approximately 4.2% of the outstanding common shares of Aurinia Pharmaceuticals Inc. (NASDAQ: AUPH) (“Aurinia” or the “Company”), today commented on the Company’s decision to initiate a review of strategic alternatives, including a potential value-maximizing sale, following MKT Capital’s successful withhold campaign at the Company’s 2023 Annual General Meeting of Shareholders.

Antoine Khalife, founder of MKT Capital, commented:

“We are pleased Aurinia has embraced our feedback and initiated a review of strategic alternatives. As previously noted, we believe a critical mass of shareholders share our view that Aurinia should pursue a value-maximizing sale, especially given the Company’s strong intrinsic value and seemingly robust interest from potential acquirers. We are supportive of a reconstituted Board running a comprehensive process, which considers the long-term potential of the LUPKYNIS drug, to maximize value for all shareholders.

Now that the Board has finally accepted the resignations of two influential directors following our successful withhold campaign, Aurinia should invite investor input on who will fill the vacancies. MKT Capital has identified a highly qualified director candidate to fill one of the vacancies and we look forward to privately engaging with the Board regarding the candidacy as part of the director search process. From our perspective, it is imperative there are shareholder-designated directors in the boardroom to help oversee a credible, comprehensive strategic review to maximize shareholder value.

After seeing the Board respect the will of shareholders, we are confident that meaningful value creation is on the horizon. As a long-term, significant investor in Aurinia, we plan to continue to monitor the situation closely. That said, given these recent positive developments, we intend to give the reconstituted Board an opportunity to deliver value for shareholders and will lend our support however possible.”

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About MKT Capital Ltd.

Founded in 2012 by Antoine Khalife, MKT Capital Ltd. is an investment management firm which aims to deliver optimal risk-adjusted returns for its investors. For more information, contact Info@mkttacticalfund.com.

Contacts

Longacre Square Partners

Charlotte Kiaie / Olivia McCann, 646-386-0091

ckiaie@longacresquare.com / omccann@longacresquare.com